

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Wayne Prejean
Chief Executive Officer
Drilling Tools International Corp.
3701 Briarpark Drive, Suite 150
Houston, TX 77042

> **Re: Drilling Tools International Corp.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2024**
> **File No. 333-282122**

Dear Wayne Prejean:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Blankenship